Exhibit (a)(5)(ii)

News Release

For Immediate Release

GenCorp Announces Final Purchase Price of Offer to Repurchase Any and All of its 4.0625% Convertible Subordinated Debentures due 2039

SACRAMENTO, Calif. – December 29, 2014 – GenCorp Inc. (NYSE: GY) (the “Company”) today announced that it has determined the final purchase price offered by the Company pursuant to its previously announced offer to repurchase (the “Repurchase”) for shares of the Company’s common stock, $0.10 par value (the “Common Stock”) all or a portion of the Company’s outstanding 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), issued pursuant to that certain Indenture, dated as of December 21, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Indenture”).

The final purchase price per $1,000 principal amount of the Debentures is 60.46 shares of Common Stock. In addition to the final purchase price, holders will receive, in respect of their Debentures that are accepted for purchase, accrued and unpaid interest, including Additional Interest (as defined in the Indenture), if any, on such Debentures to, but excluding December 31, 2014. The Company will not deliver fractional shares for any amount payable pursuant to the Repurchase, rather the Company will deliver a number of shares of Common Stock rounded up to the nearest whole number of shares.

The opportunity to surrender Debentures for purchase pursuant to the Repurchase will terminate at 5:00 p.m., New York City time, on December 30, 2014.  In order to participate in the Repurchase, a holder must follow the procedures set forth in the company repurchase notice.  Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on December 30, 2014.

The address and telephone and fax numbers of The Bank of New York Mellon Trust Company, N.A. are c/o Bank of New York Mellon Corporation, Corporate Trust-Reorganization Unit, 111 Sanders Creek Parkway, East Syracuse, New York 13057, Attention: Dacia Jones, Phone (315) 414-3349, Fax: (732) 667-9408.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Debentures.

About GenCorp

GenCorp is a leading technology-based manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the entitlement, sale and leasing of the Company's excess real estate assets. Additional information about the Company can be obtained by visiting the Company's website at http://www.GenCorp.com.

Contact information:
Investors:	Kathy Redd, Chief Financial Officer, 916-355-2361
Brendan King, Vice President, Treasurer, 916-351-8618
Media:	Glenn Mahone, Vice President, Communications, 202-302-9941